Exhibit 99.1

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2026 and September 30, 2025

(IN U.S. DOLLARS)

		As of
		March 31,	September 30,
	NOTE	2026	2025
		$	$
ASSETS
Current Assets
Cash and cash equivalents		82,696	1,239
Account receivables, net	3	532,940	-
Prepayment, deposit and other receivable	4	1,381,392	1,169,444
Receivable of disposal subsidiaries		21,000,000	-
Advance to suppliers	5	434	-
Digital assets consideration receivable	6	20,020,000	-
Assets related to discontinued operation		-	44,650,193
Total Current Assets		43,017,462	45,820,876
Non-Current Assets
Property and equipment, net	7	346	-
Prepayment for property and equipment	5	21,566,906	-
Intangible assets, net	8	-	-
Long-term investment	9	1,854,974	2,467,500
Non-current assets of discontinued operations		-	14,649,842
Total Non-Current Assets		23,422,226	17,117,342
Total Assets		66,439,688	62,938,218

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable		528,754	-
Accrued expenses and other current liabilities	11	1,279,075	74,453
Accrued payroll and welfare		1,329	-
Advance from customers	5	7,248	-
Due to related parties	10	70,000	70,500
Convertible debentures	12	5,287,308	4,998,754
Income tax payable		611	-
Current liabilities of discontinued operations		-	26,804,064
Total Current Liabilities		7,174,325	31,947,771
Non-Current Liabilities
Non-current liabilities of discontinued operations		-	6,375,989
Total Non-Current Liabilities		-	6,375,989
Total Liabilities		7,174,325	38,323,760

Shareholders’ Equity
Common stock, no par value, unlimited shares authorized, 60,712,308 and 6,612,308 shares issued and outstanding, respectively		-	-
Additional paid in capital		127,025,491	79,024,091
Statutory surplus reserve		-	3,176,556
Subscription receivable		(125,000)	(125,000)
Accumulated deficit		(68,281,114)	(54,433,757)
Accumulated other comprehensive income (loss)		645,986	(3,144,036)
Total equity attributable to ZK International Group Co., Ltd.		59,265,363	24,497,854
Equity attributable to non-controlling interests		-	116,604
Total Equity		59,265,363	24,614,458
Total Liabilities and Shareholders’ Equity		66,439,688	62,938,218

The accompanying notes are an integral part of the consolidated financial statements.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(Amount in $, except for number of shares)

		For the Six months Ended
		March 31,	March 31,
	NOTE	2026	2025
		$	$
Continuing operations:
Revenues		1,001,426	-
Cost of sales		991,286	-
Gross profit		10,140	-
Operating expenses:
General and administrative expenses		7,991,319	273,875
Total operating expenses		7,991,319	273,875
Loss from continuing operations		(7,981,179)	(273,875)
Other income/(expenses):
Interest expenses		(288,554)	-
Interest income		158	-
Loss on investment		(612,527)	-
Loss on disposal of subsidiaries		(8,068,807)	-
Total other income/(expenses), net		(8,969,730)	-
Loss from continuing operations before income taxes		(16,950,909)	(273,875)
Income tax expense	16	748	-
Net loss from continuing operation		(16,951,657)	(273,875)
Discontinued operations:
Loss from discontinued operations before income taxes		(71,552)	(513,982)
Income tax expense		-	14,171
Loss from discontinued operations, net of tax		(71,552)	(528,153)
Net loss		(17,023,209)	(802,028)
Net income/(loss) attributable to non-controlling interests		704	(5,227)
Net loss attributable to ZK International Group Co., Ltd.		(17,023,913)	(796,801)
Other comprehensive income (loss):
Foreign currency translation adjustment		1,481,532	(1,115,725)
Total comprehensive loss		(15,541,677)	(1,917,753)
Comprehensive income attributable to non-controlling interests		5,800	1,688
Comprehensive loss attributable to ZK International Group Co., Ltd.		(15,547,477)	(1,919,441)

Basic and diluted loss per share
Basic from continuing operation		(0.89)	(0.05)
Basic from discontinuing operation		(0.004)	(0.09)
Diluted from continuing operation		(0.89)	(0.05)
Diluted from discontinuing operation		(0.004)	(0.09)
Weighted average number of shares outstanding
Basic from continuing operation		19,133,792	5,232,469
Basic from discontinuing operation		19,133,792	5,232,469
Diluted from continuing operation		19,133,792	5,232,469
Diluted from discontinuing operation		19,133,792	5,232,469

The accompanying notes are an integral part of the consolidated financial statement

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended March 31, 2026 and 2025

(Amount in $, except for number of shares)

						Accumulated
		Additional		Statutory		other	Non-
		Paid-in	Subscription	surplus	Accumulated	comprehensive	controlling	Total
	Shares	Capital	Receivable	reserve	deficits	income (loss)	interests	equity
Balance at September 30, 2024	5,163,946	77,886,898	(125,000)	3,176,556	(50,448,573)	(2,326,968)	153,593	28,316,506
Net income from continuing operation	-	-	-	-	(273,875)	-	-	(273,875)
Net income from discontinued operation	-	-	-	-	(522,926)	-	(5,227)	(528,153)
Foreign currency translation adjustment	-	-	-	-	-	(1,122,640)	6,915	(1,115,725)
Balance at March 31, 2025	5,163,946	77,886,898	(125,000)	3,176,556	(51,245,374)	(3,449,608)	155,281	26,398,753

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended March 31, 2026 and 2025

(Amount in $, except for number of shares)

						Accumulated
		Additional		Statutory		other	Non-
		Paid-in	Subscription	surplus	Accumulated	comprehensive	controlling	Total
	Shares	Capital	Receivable	reserve	(deficits)	income (loss)	interests	equity
Balance at September 30, 2025	6,612,308	79,024,091	(125,000)	3,176,556	(54,433,757)	(3,144,036)	116,604	24,614,458
Stock based compensation	4,050,000	7,060,500	-	-	-	-	-	7,060,500
Shares Issued for cash or subscription receivables	50,050,000	40,940,900	-	-	-	-	-	40,940,900
Disposal of subsidiaries	-		-	(3,176,556)	3,176,556	2,313,586	(122,404)	2,191,182
Foreign currency translation adjustment	-	-	-	-	-	1,476,436	5,096	1,481,532
Net loss from continuing operation	-	-	-	-	(16,951,657)	-	-	(16,951,657)
Net income from discontinued operation	-	-	-	-	(72,256)	-	704	(71,552)
Balance at March 31, 2026	60,712,308	127,025,491	(125,000)	-	(68,281,114)	645,986	-	59,265,363

*	The financial statements give retroactive effect to the January 31, 2025 one-for-seven reverse share split.

The accompanying notes are an integral part of the consolidated financial statements.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

(Amount in $, except for number of shares)

	For the Six Months Ended
	March 31,	March 31,
	2026	2025
	$	$
Cash flows from operating activities:
Net loss	(16,951,657)	(273,875)
Adjustments to reconcile net income to net cash provided by operating activities:
Net loss on long-term investment	612,527	-
Loss from disposal of subsidiary	8,068,807	-
Bad debt expense and credit loss	3,486	-
Stock compensation expense	7,060,500	-
Interest expense of convertible notes	288,554	-
Changes in operating assets and liabilities:
Net (increase) in accounts receivable	(528,207)	-
Net (increase) in other receivables and prepayments	(205,597)	-
Net (increase) in advance to supplier	(427)	-
Net increase in accounts payable	520,599	-
Net increase in accrued expenses and other current liabilities	871,984	102,800
Net increase in accrued payroll and welfare	1,308	-
Net increase in advance from customers	7,137	-
Net increase in Income tax payable	602	-
Net cash used in operating activities- continuing operations	(250,384)	(171,075)
Net cash provided by/(used in) operating activities- discontinued operations	3,370,083	(661,746)
Net cash provided by/(used in) operating activities	3,119,699	(832,821)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(21,234,623)	-
Net cash used in investing activities-continuing operations	(21,234,623)	-
Net cash (used in)/provided by investing activities-discontinued operations	(89,815)	119,431
Net cash (used in)/provided by investing activities	(21,324,438)	119,431

Cash flows from financing activities:
Proceeds from share issuance, net of issuance costs	20,920,900	-
Net repayment for due to related parties	(500)	-
Net cash provided by financing activities-continuing operations	20,920,400	-
Net cash used in financing activities-discontinued operations	(2,282,812)	(934,284)
Net cash provided by/(used in) financing activities	18,637,588	(934,284)

Effect of exchange rate changes on cash	777,486	(859,482)

Net increase/(decrease) in cash and restricted cash	1,210,335	(2,507,156)
Cash and cash equivalents and restricted cash at beginning of the period	3,819,210	4,113,304
Cash and cash equivalents at end of the period	5,029,545	1,606,148
Less: Cash, cash equivalents of discontinued operations at end of the period	(4,946,849)	(1,591,421)
Cash and cash equivalent of continuing operations at end of the period	82,696	14,727

The accompanying notes are an integral part of the consolidated financial statements.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

ZK International Group Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on May 13, 2015. The Company is a holding company with no operations of its own and conducts its business primarily through its subsidiaries in the People’s Republic of China (“PRC”).

Prior to the disposal described below, the Group, through its PRC subsidiary Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”), was principally engaged in the manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valves, light industry machinery and equipment, and other stainless steel products under its trademark “Zhengkang.”

On March 30, 2026, the Company entered into a Stock Purchase Agreement (the “Agreement”) with PIONEER INVESTMENT MANAGEMENT LTD. (the “Purchaser”), a U.S. company, pursuant to which the Company transferred all of its equity interests in certain subsidiaries, including ZK Pipe Industry Co. Ltd., Wenzhou Weijia Pipeline Development Co., Ltd., Zhejiang Zhengkang Industrial Co. Ltd., Wenzhou Zhengfeng Industry and Trade Co. Ltd., Wenzhou Suona Piping Limited, XSigma Corporation, xSigma Trading, LLC, and ZK International Uganda Limited (collectively, the “Disposed Entities”), to the Purchaser, for a cash consideration of $21,000,000 (“2026 Dispositions”). Following the disposal, the Disposed Entities ceased to be consolidated subsidiaries of the Company and have been presented as discontinued operations retroactively for the six months ended March 31, 2026 and 2025. For details of the transaction, please refer to Note 2 - Discontinued operations.

Following the disposal, the Group expanded its business through its newly established PRC subsidiary, Shijiazhuang Zhongkang Technology Co., Ltd. (“Shijiazhuang Zhongkang”), which is principally engaged in the resale of pipeline monitoring components and related peripheral products.

xSigma Collectibles Limited (“xSigma Collectibles”)

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of March 31, 2026. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

xSigma Entertainment Limited (“xSigma Entertainment”)

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of March 31, 2026. xSigma Entertainment is a holding entity and currently holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). CG Malta is a globally licensed sports betting and casino operator and launched MaximBet. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

Waterside Inc. Colorado, United States of America (“Waterside Colorado”)

Waterside Inc. (“Waterside”) was incorporated on September 22, 2022 under the laws of the State of Colorado, United States. Waterside is wholly owned by ZK International Group Co., Ltd. (“ZK International”). Waterside is engaged in the gaming business under the “GAME WATERSIDE” brand and provides game-related services, including game operations, game content development and user interface and user experience design. Waterside’s public-facing website lists its principal address as 6855 S Havana St Ste 610, Centennial, Colorado 80112, United States.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Zhengkang International Hong Kong Limited (“ZK Hong Kong”)

Zhengkang International Hong Kong Limited (“ZK Hong Kong”) was incorporated on October 31, 2025 under the laws of Hong Kong. ZK Hong Kong is a private company limited by shares and remains registered as of the date of this description. Its business registration number is 79058202.

Shijiazhuang Zhongkang Technology Co.,Ltd (“Zhongkang Technology”)

Shijiazhuang Zhongkang Technology Co., Ltd (“Shijiazhuang Zhongkang”) was incorporated on November 19, 2025 under the laws of the People’s Republic of China. Its registered capital is RMB 10,000,000. Shijiazhuang Zhongkang is a limited liability company (wholly foreign-owned enterprise) with its registered address at Room 0826, Office Building No. 2, Beihuan Building, No. 1 Jinyi Street, Chang’an District, Shijiazhuang, Hebei Province, the People’s Republic of China. Shijiazhuang Zhongkang is principally engaged in technology services, new energy business (including solar power, wind power, energy storage, new energy vehicles and charging facilities), sales of electronic products, automotive parts and photovoltaic equipment, as well as import and export of goods.

Shenzhen Likang Xinye Equipment Sales Co., Ltd (“Shenzhen Likang Xinye”)

Shenzhen Likang Xinye Equipment Sales Co., Ltd (“Shenzhen Likang Xinye”) was incorporated on February 26, 2026 under the laws of the People’s Republic of China. Its registered capital is RMB 5,000,000. Shenzhen Likang Xinye is a limited liability company with its registered address at Room 2103, Block A, Zhaobangji Technology Center, No. 4433 Dongbin Road, Liwan Community, Nanshan Sub-district, Nanshan District, Shenzhen, Guangdong Province, the People’s Republic of China. Shenzhen Likang Xinye is principally engaged in sales of electronic components, photovoltaic equipment and components, electronic products, new energy vehicle-related equipment and parts, as well as technology services and import and export of goods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

	Register		Ownership as of
Entity name	Location	Background	March 31, 2026
ZK International Group Co., Ltd. (“ZK International”)	BVI	- Incorporated on May 13, 2015 - Registered capital of USD 50,000, not paid - A holding company with no operation activities itself for the years then ended	5.51% by Golden Hill Investment Management Co., Ltd. 5.92% by WANG Guo Lin

xSigma Collectibles Limited	BVI	- Incorporated on July 6, 2021 - Registered capital of USD 100, not paid - Principally operated in NFT (Non-Fungible Token) marketplace	100% by ZK International

XSigma Entertainment Limited	BVI	- Incorporated on March 17, 2021 - Registered capital of USD 50,000, not paid - A holding company that holds ownership in CG Malta, a sports betting and casino operator	100% by ZK International

Waterside Inc. Colorado, United States of America (“Waterside Colorado”)	USA	- Incorporated on September 22, 2022 - Principally operated	100% by ZK International

Zhengkang International Hong Kong Limited (“ZK Hong Kong”)	Hong Kong	- Incorporated on October 31, 2025	100% by Waterside Colorado

Shijiazhuang Zhongkang Technology Co.,Ltd (“Zhongkang Technology”)	People’s Republic of China	- Incorporated on November 19, 2025 - Registered capital of RMB 10,000,000, not paid -Principally operated in technology services, new energy business, etc.	100% by ZK Hong Kong

Shenzhen Likang Xinye Equipment Sales Co., Ltd (“Shenzhen Likang Xinye”)	People’s Republic of China	- Incorporated on February 26, 2026 - Registered capital of RMB 5,000,000, not paid -Principally operated in sales of electronic components, photovoltaic equipment and components, etc.	100% by Zhongkang Technology

Going Concern Consideration

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company incurred net losses of $17.0 million and $0.8 million for the six months ended March 31, 2026 and 2025, respectively. The net loss of approximately $17.0 million for the 2026 period was substantially driven by losses from continuing operations, primarily attributable to non-recurring items including an $8.1 million loss on disposal of subsidiaries and $7.1 million in stock-based compensation. The Company had accumulated deficits of $68.3 million as of March 31, 2026. Net cash used in operating activities of continued operations was $0.3 million for the six months ended March 31, 2026. In addition, although the Company reported total assets of $66.4 million as of March 31, 2026, these assets were driven primarily by prepayments, digital assets consideration receivable and receivable from disposal of subsidiaries, which collectively amounted to $62.6 million (including $21.6 million of procurement advances, $20.0 million of digital assets consideration receivable, and $21.0 million of receivable from disposal of subsidiaries), rather than by cash or other immediately available liquid resources. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations:

a. The Company will fund its development and future operations through (i) continued growth of its pipeline monitoring components resale business, which generated revenues of $1,001,426 during the six months ended March 31, 2026, (ii) pursuing additional equity financing, following the approximately $20.9 million raised during the current period, and (iii) the planned introduction of AI computing power services to third-party customers, which is expected to generate incremental revenue streams.

b. Should the Group fail to achieve the above objectives, it may require additional financing to execute its business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If the Group is unable to secure necessary capital on acceptable terms or at all, or if it fails to improve gross margins and reduce operating expenses, it may be unable to implement its current expansion strategy.

However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. Management has concluded that, notwithstanding the implementation of the plans described above, substantial doubt about the Company’s ability to continue as a going concern exists as of the date of issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of assets or the amounts or classification of liabilities that may result from the outcome of this uncertainty.

Measurement of credit losses on financial instruments

On October 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets stated at amortized cost including accounts receivable, refundable deposits, prepayments and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, expected credit loss of accounts receivable, inventory valuation, useful life of property, plant and equipment, intangible asset impairment, allowances of long-term prepayment, long-term investment impairment, and income taxes related to realization of deferred tax assets, right-of-use assets, stock-based compensation, and uncertain tax position. Actual results could differ from those estimates.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Foreign Currency Translation

The financial records of the Company’s PRC subsidiaries are maintained in their local currencies which are RMB as functional currency. Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the statements of operations and comprehensive income.

ZK International maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of operations and comprehensive income.

The relevant exchange rates are listed below:

US$ to RMB

	Period End	Average
March 31, 2026	6.8980	7.0061
September 30, 2025	7.1190	7.2043
March 31, 2025	7.2567	7.2308

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Long-term investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Accounts Receivable, net

Accounts receivable arise from the product sales in the normal course of business. The Company usually determines the adequacy of reserves for allowance of credit loss based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Uncollectible receivable are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable.

The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

The allowance for credit loss recognized as of March 31, 2026 and September 30, 2025 was $3,541 and nil, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities that qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2026 and September 30, 2025. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

In addition, the Company holds an equity investment in NIXXY, Inc. (NASDAQ: NIXX), a publicly traded company. The investment is measured at fair value, which is determined based on quoted market prices in an active market, and is classified within Level 1 of the fair value hierarchy. In accordance with ASC 321, Investments — Equity Securities, changes in the fair value of this investment are recognized in earnings. During the six months ended March 31, 2026, the Company recognized an unrealized loss of $612,527 related to this investment.

The Company noted no transfers between levels during any of the periods presented. The Company did not identify any instruments that were measured at fair value on a recurring or non-recurring basis for the six months ended March 31, 2026 and 2025, other than the equity investment in NIXXY, Inc. as described above. The digital assets consideration receivable of $20,020,000 recognized as of March 31, 2026 was measured at the transaction price and was not subject to fair value measurement as of the reporting date, as the underlying digital assets had not yet been received.

Digital Assets

Upon receipt, the Company accounts for digital assets in accordance with Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets (ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets). ASU 2023-08 is effective for fiscal years beginning after December 15, 2024 and is applicable to the Company for its fiscal year beginning October 1, 2025. Under ASC 350-60, crypto assets that meet the applicable criteria are measured at fair value, with changes in fair value recognized in net income.

Management evaluates whether each digital asset meets the definition of a crypto asset under ASC 350-60, including whether it is an intangible asset, fungible, not created or issued by the Company or its related parties, not a financial instrument or security, and created or resides on a distributed ledger. The evaluation also considers the other criteria in ASC 350-60, including whether the asset provides rights to or claims on underlying goods, services, or other assets and whether it is secured through cryptography.

Digital assets that do not meet all of the criteria in ASC 350-60 are accounted for as indefinite-lived intangible assets under ASC 350 and are measured at cost less any impairment.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Property and Equipment, net

Property, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Category	Estimated useful lives
Computer	3 years

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the consolidated statements of operations and comprehensive income. Repair and maintenance costs that do not extend the economic life of the underlying assets are expensed as incurred.

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized, and transferred to property, plant and equipment on completion, at which time depreciation commences.

Intangible Assets

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Category	Estimated useful lives
Software	5 years

Impairment of Long-lived Assets

The Company management review the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long - lived assets as of March 31, 2026 and 2025.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Convertible note, net

The Company evaluated the convertible notes issued pursuant to the ASC 470-20-25-4 Beneficial Conversion Feature (“BCF”) guidance for the year ended September 30, 2022 and 2021. The BCF was measured the intrinsic values for convertible notes on the commitment dates, which are the dates that the agreements were signed with the investors. The Company’s convertible notes both have stated redemption dates (maturity dates), which are 12 months from the issuance dates, the BCF values will be accreted from issuance date to the conversion date or the stated maturity date, whichever is earlier. The accretion calculation is based on effective interest rate method consistent with the ordinary debt instruments.

ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, provides simplification of the convertible debt accounting framework by eliminating the cash conversion and the beneficial conversion feature accounting models for convertible debt and convertible preferred stock. The new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. ASU 2020-06 requires adoption using either modified retrospective method or full retrospective method. The Company adopted ASU 2020-06 since October 1, 2022.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Under the new framework, the reporting entity will decide the accounting for its convertible notes in the following steps: (1) a reporting entity will first decide whether to elect the fair value option under ASC 825-10 (convertible debt issued with a substantial premium may be ineligible for the fair value option); (2) if the fair value option is not elected, the reporting entity must assess whether the conversion feature requires bifurcation pursuant to ASC 815; (3) if bifurcation is not required, the reporting entity must evaluate whether the convertible debt was issued with a substantial premium; (4) if the fair value option is not elected, the conversion option is not required to be bifurcated, and the convertible debt was not issued with a substantial premium, the convertible debt will be accounted for as a single unit of account under the “traditional convertible security” model. Debt discount is amortized over the period during which the convertible note is expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Stock-based compensation

The Company accounts for share-based payment exchanged for services at the estimated grant date fair value. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the Company estimates the stock warrants by performing Monte Carlo simulation analysis to calculate the fair value of the committed warrants. The Company’s share price was simulated under a risk-neutral framework using Geometric Brownian Motion (“GBM”). The daily share price was simulated from the valuation date through to the latest expiry date. The assumptions used in calculating the fair value of stock-based compensation represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

Expected Term - The expected term of options represents the period that the Company’s stock option are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U. S. Treasury zero coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Revenue Recognition (Continued)

The Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and has not experienced any sales returns.

Cost of revenue (Continued)

Costs of revenues primarily consist of the purchase costs of pipeline monitoring components and peripheral products, as well as other direct costs.

Revenue Recognition (Discontinued)

The Company generates its revenues mainly from sales of steel piping products and sales of steel materials such as stainless steel coil and strip. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards ASC 605. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and there was no material unfinished contracts with customers upon adoption of ASC 606, therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company has assessed the financing component on contract basis, and conclude there is no significant financing component exist either implicitly or explicitly. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company’s products no warranty is offered. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Cost of revenue (Discontinued)

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income (loss), as presented on the consolidated balance sheets, represents the cumulative foreign currency translation adjustments. For the six months ended March 31, 2026 and 2025, the Company recorded other comprehensive income of $1,481,532 and other comprehensive loss of $1,115,725, respectively.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker identified as the Chief Executive Officer for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one reportable segment in the Group: (1) Bulk trading business of peripheral products such as pipeline monitoring components.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Risks and Uncertainties

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration Risks

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Group’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Group is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

For the six months ended March 31, 2026, all of the Company’s revenue was generated from four customers, which collectively accounted for 100.0% of total revenue.

Disclosure of details regarding the Company’s four customers in respect of the concentration of sales revenues generated from third-party customers:

	For the six months ended
	March 31, 2026
Customer A	328,096	32.8%
Customer B	343,824	34.3%
Customer C	124,480	12.4%
Customer D	205,026	20.5%
Total	1,001,426	100.0%

For the six months ended March 31, 2026, cost of revenue derived from the Company’s top four suppliers accounted for 87.1% of total cost of revenue.

Disclosure of details regarding the Company’s top four suppliers in respect of the concentration of sales costs generated from third-party suppliers:

	For the six months ended
	March 31, 2026
Supplier A	262,783	26.5%
Supplier B	340,227	34.3%
Supplier C	135,924	13.7%
Supplier D	124,603	12.6%
Total	863,537	87.1%

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. This ASU is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. This update permits the use of either the modified retrospective or fully retrospective method of transition.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Discontinued operation

On March 26, 2026, ZK International Group Co., Ltd.(“the Company”) held its 2026 Extraordinary General Meeting of Shareholders. At the Meeting, the shareholders voted to approve the proposed sale of the Company’s subsidiaries, ZK Pipe Industry Co. Ltd., a company incorporated under the laws of Hong Kong, Wenzhou Weijia Pipeline Development Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC”), Zhejiang Zhengkang Industrial Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Zhengfeng Industry and Trade Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Suona Piping Limited, a company incorporated under the laws of the PRC, XSigma Corporation, a company incorporated under the laws of the British Virgin Islands, xSigma Trading, LLC, a Delaware limited liability company, and ZK International Uganda Limited (collectively, the “Disposed Entities”), a company incorporated under the laws of the Republic of Uganda, to PIONEER INVESTMENT MANAGEMENT LTD. (the “Purchaser”) a U.S. company, in exchange for a cash consideration of $21,000,000.

On March 30, 2026, the Company entered into a Stock Purchase Agreement (the “Agreement”) with the Purchaser, pursuant to which the parent Company will transfer all of its equity interests in the disposed entities to the Purchaser. Upon the closing of the disposal (the “Closing Date”), the disposed entities will cease to be consolidated subsidiaries of the Parent Company and will operate as a standalone combined group under the ownership of the Purchaser.

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held-for-sale; (2) the component of an entity or group of components of an entity is disposed of by sale; and (3) the component of an entity or group of components of an entity is disposed of other than by sale.

For any component classified as held for sale or disposed of by sale or other than by sale that qualifies for presentation as a discontinued operation during the six months ended March 31, 2026, the Company has reclassified certain comparative amounts in the consolidated statements of operations for the six months ended March 31, 2025 to conform to the presentation adopted for the six months ended March 31, 2026. The results of discontinued operations for the six months ended March 31, 2026 have been presented separately as a single line item in the consolidated statements of operations for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations for the six months ended March 31, 2026 have been separately presented by operating, investing, and financing activities in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Gain (Loss) on disposal

As of March, 31
2026
$
Disposal proceeds	21,000,000
AOCI reclassified to earnings	(2,313,586)
Carrying amount of NCI at disposal date	122,404
Sub total- amounts increasing the gain	18,808,818
Less: carrying amount of identifiable net assets disposed	(26,877,625)
Gain / (loss) on disposal	(8,068,807)

Result of discontinued operations:

	For the Six months Ended
	March 31,	March 31,
	2026	2025
	$	$
Revenues	21,931,634	39,996,372
Cost of sales	19,455,086	37,810,270
Gross profit	2,476,548	2,186,102

Operating expenses:
Selling and marketing expenses	739,603	881,686
General and administrative expenses	1,423,256	1,122,590
Research and development costs	431,708	396,934
Total operating expenses	2,594,567	2,401,210

Loss from discontinued operations	(118,019)	(215,108)

Other income/(expenses):
Interest expenses	(192,901)	(349,499)
Interest income	4,859	4,052
Other income	234,509	46,574
Total other income (expenses), net	46,467	(298,873)

Loss from discontinued operations before income taxes	(71,552)	(513,982)

Income tax expense	-	14,171

Net loss discontinued operations	(71,552)	(528,153)

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

	As of
	March 31,	September 30,
	2026	2025
	$	$
ASSETS
Current Assets
Cash and cash equivalents	2,692,810	2,305,332
Restrict cash	2,254,039	1,512,639
Account receivables, net:	25,116,333	23,088,679
Notes receivable	515,406	161,567
Prepayment, deposit and other receivable - current	3,171,612	2,658,258
Due from related parties	1,635,204	248,158
Inventories	13,015,037	13,079,177
Advance to suppliers	3,607,575	1,596,383
Total Current Assets	52,008,016	44,650,193
Non-Current Assets
Property, plant and equipment, net	7,741,474	7,806,396
Operating lease right-of-use assets	109,646	138,266
Long-term prepaid expenses	113,664	161,541
Intangible assets, net	1,128,939	1,172,324
Long-term accounts receivable	5,644,400	5,371,315
Total Non-Current Assets	14,738,123	14,649,842
Total Assets	66,746,139	59,300,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	3,448,484	2,485,280
Accrued expenses and other current liabilities	4,600,333	4,298,084
Operating lease liability - current	27,690	52,483
Accrued payroll and welfare	2,886,616	2,730,888
Advance from customers	2,051,158	1,125,528
Due to related parties	13,482	13,064
Bank borrowings - current	13,482,169	12,072,623
Long-term Bank borrowings - current	2,645,694	3,945,077
Notes payables	4,698,062	81,037
Total Current Liabilities	33,853,688	26,804,064
Non-Current Liabilities
Lease liabilities	29,034	56,281
Other long-term borrowing loans	5,985,793	6,319,708
Total Non-Current Liabilities	6,014,827	6,375,989
Total Liabilities	39,868,515	33,180,053

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Cash flows of the discontinued operations:

	For the Six Months Ended
	March 31,	March 31,
	2026	2025
	$	$
Net cash provided by/(used in) discontinued operations	997,456	(1,476,599)
Net cash provided by/(used in) from operating activities	3,370,083	(661,746)
Net cash (used in)/provided by investing activities	(89,815)	119,431
Net cash used in financing activities	(2,282,812)	(934,284)

NOTE 3 - ACCOUNT RECEIVABLE

Accounts receivable consisted of the following:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Accounts receivable, gross	536,481	-
Less: allowance for credit loss	(3,541)	-
Total, net	532,940	-

Changes of allowance for credit loss as follow:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Beginning balance	-	-
Additional allowance of credit loss	3,541	-
Ending balance	3,541	-

NOTE 4 - PREPAYMENT, DEPOSIT AND OTHER RECEIVABLE

Prepayment, deposit and other receivable consisted of the following:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Advance to third parties	381,326	169,444
Advance to investment escrow account	1,000,000	1,000,000
Others	66	-
Ending balance	1,381,392	1,169,444

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

NOTE 5 - ADVANCE TO SUPPLIERS AND ADVANCE FROM CUSTOMERS

Advance to suppliers consisted of the following:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Current:
Prepayments for materials purchased	434	-

Non-current:
Prepayments for AI equipment	21,566,906	-
Total	21,567,340	-

On January 5, 2026, the Group entered into a procurement agreement with Beijing Jingze Trading Co., Ltd. (“Jingze”), an unrelated third-party supplier, for the acquisition of AI equipment and related products to support the Group’s strategic initiatives in the artificial intelligence sector. The procurement of the related computing hardware constitutes the initial phase of this planned build-out. Delivery is expected within approximately two years from the date of the supplemental agreement.

As of March 31, 2026, the Company had prepaid approximately RMB148,768,520 (US$21.6 million) to Jingze.

No impairment loss was recognized on the prepayment for AI equipment as of March 31, 2026, as management believes the prepayment is fully recoverable based on the supplier’s performance to date and the terms of the procurement agreement.

Advance from customers consisted of the following:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Prepayments for materials customers	7,248	-
Total	7,248

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

NOTE 6 - DIGITAL ASSETS CONSIDERATION RECEIVABLE

On February 27, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of up to 40,040,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $0.50 per share for aggregate gross proceeds of $20,020,000.

As of March 31, 2026, the Company had not received the digital assets. The $20,020,000 represented a contractual entitlement to receive digital assets as non-cash consideration for the ordinary shares issued, rather than an asset already in the Company’s possession or control. The number of AWA coins to be received was not fixed at the reporting date, and is to be determined based on the fair value of AWA coins on the settlement date. As a result, the settlement amount in terms of token quantity was variable. The receivable was recognized at the contractual transaction price of $20,020,000, being the fair value of the ordinary shares issued, in accordance with the Company’s accounting policy. No separate fair value measurement of the AWA tokens was required as of March 31, 2026 because the tokens had not yet been received.

On March 20, 2026, upon the legal issuance of the shares, the Group recognized a digital assets consideration receivable of $20,020,000, which was subsequently settled on July 30, 2026, through the receipt of 205,512.5 AWA coins.

The AWA token is a non-mainstream digital asset that is not listed on major exchanges. In addition, deposit and withdrawal functions are frequently suspended. Combined, these factors may prevent the Company from accessing or transferring its holdings of AWA tokens for an uncertain period of time. Such operational risks could significantly hinder the Company’s ability to monetize these assets or realize their carrying value.

The digital assets consideration receivable of $20,020,000 represented approximately 30.1% of the Company’s total assets as of March 31, 2026, creating significant concentration risk in a single, illiquid digital asset.

Because the AWA token is not listed on any major cryptocurrency exchange, there are no Level 1 observable market prices. Any future fair value measurement of the AWA tokens upon receipt would likely require the use of significant unobservable inputs (Level 3 within the ASC 820 fair value hierarchy), which involves substantial estimation uncertainty.

Digital assets are subject to an evolving and uncertain regulatory environment. Changes in laws or regulations, or the interpretation thereof, could adversely affect the value, transferability, or legal status of the AWA tokens.

The Company’s ability to realize the carrying value of the digital assets consideration receivable is dependent on the fair value of the AWA tokens at the time of receipt and the Company’s subsequent ability to liquidate or otherwise monetize the tokens, which may be constrained by the illiquidity and operational limitations described above.

No allowance for credit losses has been recognized against the digital assets consideration receivable as of March 31, 2026. The receivable represents the right to receive non-cash consideration pursuant to a completed equity transaction, and management has assessed that the counterparties’ contractual obligations remain enforceable. Management will continue to evaluate the need for any allowance as facts and circumstances develop.

The following tables summarize the carrying amount of the AWA tokens consideration receivable for the periods ended March 31, 2026 and September 30, 2025:

	March 31, 2026		September 30, 2025
	Units	Carrying Amount (US$)	Units	Carrying Amount (US$)
Digital assets-AWA tokens to be received	N/A -variable number	20,020,000	-	-
Total	-	20,020,000	-	-

NOTE 7 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following :

	As of
	March 31,	September 30,
	2026	2025
	$	$
Furniture, fixtures and equipment	346	-
Less: accumulated depreciation	-	-
Property, plant and equipment, net	346	-

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

NOTE 8 - INTANGIBLE ASSETS

	As of
	March 31,	September 30,
	2026	2025
	$	$
Software, cost	11,635,900	11,635,900
Less: impairment	(10,346,769)	(10,346,769)
Less: accumulated amortization	(1,289,131)	(1,289,131)
Intangible assets, net	-	-

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third party entity and individuals to develop and implement the following software platforms:

●	The DeFi (decentralized finance) Protocol, a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi.

●	Two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto derivatives.

●	MaximNFT platform (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace partners with Maxim, the iconic men’s lifestyle brand. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

The software platforms are intended for internal use which is to provide services to customers and the Company does not have any plan to market the software for sales externally. In exchange of the development services provided, the Company paid consideration in the form of cash, stock and stock warrants, and all the costs incurred during the Application development Stage were capitalized pursuant to ASC 350-40-25.

During 2023 fiscal year, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

NOTE 9 - LONG-TERM INVESTMENT

Wenzhou Longlian Development Co., Ltd. (“Longlian”)

The Company made an investment in Longlian, a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2024 and 2023, the Company carried this investment at its cost in the amount of $296,868 and $285,540, respectively. During 2024 and 2023 fiscal years, the Company no dividend income from Longlian.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

During the 2025 fiscal year, Longlian has suspended its operations due to the real estate market decline in China, and may resume operations when market recovers. For the year ended September 30, 2025, the Company has written off the investment in Longlian and recorded impairment loss of $288,846.

CG Malta Holding Limited (“CG Malta”)

On April 8, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly owned subsidiary xSigma Entertainment Limited (“xSigma Entertainment”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta on April 4, 2021, pursuant to which xSigma Entertainment acquired 12% interest in CG Malta through xSigma Entertainment for US$15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma Entertainment an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. On August 4, 2021, xSigma Entertainment entered into an amendment to the Subscription Agreement, pursuant to which the subscription to the ordinary shares in CG Malta for a total purchase price of US$35 million will be subject to signing of a separate subscription agreement no later than January 1, 2022. The Company completed an investment of US$10 million in CG Malta in September 2021, and as a result of the investment the Company has an ownership of 15.73% on CG Malta.

The Company’s equity investment in CG Malta is accounted for under ASC 321 Investment: Equity Securities. The Company has elected the measurement alternative under ASC 321 to use cost minus impairment method for the subsequent measurement of its equity investment.

For the 2021 and 2022 fiscal years, CG Malta achieved high growth with its online gaming services launched in more than 10 states in US with high growth rate of Real Money Handle and First-Time Depositor. More detailed operation performance is included in Item 5. Operating And Financial Review And Prospects. As of September 30, 2022, the Company carried this investment at its cost in the amount of $25,000,000. For the year ended September 30, 2022, no impairment was recognized for the investment in CG Malta.

During the 2023 fiscal year, the competition of gaming market has been increasingly intense. Market bullishness and valuations peaked in early-2023 and declined rapidly from there, preventing CG Malta from raising further capital to execute its business plan. For the best interest of the Company’s shareholder, the Company decided to stop funding CG Malta and instead demanded the management team of CG Malta took active measures to achieve organic growth and healthy cash flow. However, the business was unable to raise the capital required to fund the business plan, and therefore the shareholders of CG Malta passed shareholder resolution on November 27, 2023 to cease operations of CG Malta and wind up the entity. For the year ended September 30, 2023, the Company has written off the investment in CG Malta and recorded impairment loss of $25,000,000.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Recruiter.Com Group, Inc. (“RCRT”)

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) which subsequently changed its name to NIXXY, Inc. (NASDAQ: NIXX). Pursuant to the Securities Purchase Agreement, the Company agreed to purchase 2,000,000 shares of common stock of RCRT at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share. On September 11, 2024, the Company completed the first closing of the Investment, and RCRT issued a total of 1,749,975 shares of common stock, par value $0.0001 per share, to the Company, at US$1.00 per share. As of September 30, 2025, the Company has an equity percentage of less than 10% in RCRT and determined the investment has readily determinable fair value as the stock is publicly traded under the stock symbol NIXX. As of March 31, 2026, the stock was traded at a closing price of $1.06, resulting the fair value of our investment of NIXX to be $1,854,974 and therefore the Company recorded an unrealized investment loss of $612,527.

NOTE 10 - RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following:

		As of
Account	Name of Related party	March 31, 2026	September 30, 2025
		$	$
Related party payables	Chairman and shareholder, HUANG Jian Cong	70,000	70,500
Total		70,000	70,500

Related party payables represented unsecured and interest free borrowings between the Company and Huang Jian Cong to the Company. As of March 31, 2026 and September 30, 2025, the Company had outstanding loans with total amount of $70,000 and $70,500 from its chairman and shareholder, HUANG Jian Cong.

NOTE 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	March 31,	September 30,
	2026	2025
	$	$
Other tax payables	946	-
Other	1,278,129	74,453
Total	1,279,075	74,453

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

NOTE 12 - CONVERTIBLE NOTES

On August 26, 2021, ZK entered into Convertible Debenture agreements with certain unaffiliated investors identified therein (each an “Holder” and collectively “Holders”). The convertible debentures, with aggregate principal amount of $12.7 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 80% of the volume weighted average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $2.5 per share. The transaction was closed on September 27, 2021 and full proceeds were received. As of September 30, 2022, a majority of Holders have demanded to convert their convertible debentures and a total of 3,047,486 shares were issued to the demanded Holders.

The embedded conversion feature of the above convertible notes was determined to be beneficial conversion feature that requires recognition within equity on the commitment date. The BCF was measured the intrinsic values for convertible notes on the commitment dates, which are the dates that the agreements were signed with the investors. The Company’s convertible notes both have stated redemption dates (maturity dates), which are 12 months from the issuance dates, the BCF values will be accreted from issuance date to the conversion date or the stated maturity date, whichever is earlier. The accretion calculation is based on effective interest rate method consistent with the ordinary debt instruments.

On December 7, 2022, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to August 26, 2023, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes with principle amount of $3,947,080 and discount on debt of $678,782.

On December 21, 2023, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to June 30, 2024, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes (“Convertible Note 2023”).

In accounting for the issuance of the Convertible Note 2023 under ASU 2020 - 06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. The effective interest rate for the Convertible Note 2023 is 16.82%.

On January 4, 2025, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to August 26, 2025, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes (“Convertible Note 2024”).

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

In accounting for the issuance of the Convertible Note 2024 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. The effective interest rate for the Convertible Note 2024 is 20.02%.

Pursuant to the Convertible Debenture agreements, the convertible notes have a floor price of $17.5 per share (as adjusted for the reverse stock split) and can be converted at the option of both the Holders and the Company. Upon the maturity date of the convertible note, the Holders neither demanded the Company to redeem the convertible debentures nor exercised their conversion rights.

As of March 31, 2026, no extension agreement has been executed between the Company and the Holders, and the relevant convertible debentures remain outstanding. Subsequently, certain Holders initiated legal proceedings against the Company in connection with the convertible debentures.

This litigation is currently at an early procedural stage and has not yet progressed to substantive discovery or summary judgment proceedings. Accordingly, the ultimate outcome of the litigation remains uncertain, and the Company is currently unable to reasonably predict the outcome of the proceedings or estimate the potential loss, if any. The Company intends to continue to vigorously defend against the claims and protect its legal rights and interests.

For the six months ended March 31, 2026, there were no Holders converted their convertible debentures. Net carrying amount of the liability component Convertible Notes dated as of March 31, 2026 was as follows:

	Principal	Interest on Convertible	Net carrying
	Outstanding	notes	Value
	$	$	$
Convertible Notes - 2026	3,948,900	1,338,408	5,287,308

NOTE 13 - STOCKHOLDERS’ EQUITY

On January 31, 2025. we completed a seven (7) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, no par value per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Share Issuances

2023 Fiscal Year

On March 15, 2023, the Company issued a total of 225,743 shares (1,580,200 shares prior to split) to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 600,000 shares (4,200,000 shares prior to split) is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,185,150 which is measured based on their fair market value on the date of grant.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

On July 26, 2023, the Company issued a total of 145,657 shares (1,019,600 shares prior to split) to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 600,000 shares (4,200,000 shares prior to split) is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $654,583 which is measured based on their fair market value on the date of grant.

During the fiscal year ended September 30, 2023, no convertible holder exercised convertible notes.

2024 Fiscal Year

The Company entered into a Securities Purchase Agreement, dated November 27, 2023, with one institutional investor. Pursuant to the Securities Purchase Agreement, the investor purchased, and the Company issued and sold 450,698 shares (3,154,885 prior to split) ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million. On April 29, 2024, the Company successfully issued the Shares, marking the closure of the private placement.

2025 Fiscal Year

On April 15, 2025, the Company issued 400,000 shares pursuant to a business consulting agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $358,360 which is measured based on their fair market value on the date of grant. On May 06, 2025, the Company issued 500,000 shares pursuant to a investor relations agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $530,000 which is measured based on their fair market value on the date of grant. On September 08, 2025, the Company issued 300,000 shares pursuant to a business development agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $558,000 which is measured based on their fair market value on the date of grant.

2026 Fiscal Interim

On October 20, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 10,010,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $2.09 per share. The transaction closed on November 14, 2025 where the Company issued an aggregate of 10,010,000 Ordinary Shares for an aggregate consideration of $20,920,900.

ZK International Group Co., Ltd. (the “Company”) announced that, on October 21, 2025, it issued an aggregate of 650,000 ordinary shares, with no par value per share, of the Company (the “Shares”), pursuant to the Company’s 2025 Equity Incentive Plan (the “Equity Plan), of which, 63,000 Shares were issued to Di Chen, our Secretary, and 587,000 Shares were issued to certain other employees, as compensation for their continued service in the Company.

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

This registration statement on Form S-8 (the “Registration Statement”) is being filed by ZK International Group Co., Ltd. (the “Registrant”) in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), in order to register 3,400,000 ordinary shares, no par value per share (the “Ordinary Shares”), issuable pursuant to the 2026 Equity Incentive Plan (the “Plan”) of the Registrant.

On February 27, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of up to 40,040,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $0.50 per share for aggregate gross proceeds of approximately $20,020,000. On July 30, 2026, the Company received 205,512.5 AWA coins as consideration in connection with the transaction.

NOTE 14 - STOCK OPTIONS AND WARRANTS

Stock Option

On April 5, 2021, the Company entered into a Consulting Agreement with a third-party consultant for her marketing and promoting services provided to xSigma Corporation. Pursuant to the Consulting Agreement, the Company issued 35,714 stock options (250,000 stock options prior to split), of which 7,143 options (50,000 options prior to split) are exercisable upon execution of the Consulting Agreement and the 28,571 stock options (200,000 stock options prior to split) shall vest in four equal instalments on a quarterly basis (7,143 shares every three months). The Company estimates the fair value of the share-based option awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for the options granted.

A summary of stock option activity for the six months ended March 31, 2026, is presented below:

	Shares	Weighted Average	Remaining Contractual	Grant- Date
	underlying Options	Exercise Price	Term (Years)	Fair Value
		$
Outstanding at October 1, 2025	35,714	70	-	1,085,386
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at March 31, 2026	35,714	70	-	1,085,386
Exercisable at March 31, 2026	35,714	70	-	1,085,386

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

Stock Warrants

As of March 31, 2026, the Company had outstanding 14,102 warrants (98,716 stock warrants prior to split) issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the six months ended March 31, 2026:

	Shares Underlying Options/	Weighted Average Exercise	Weighted Average Remaining Contractual Term
	Warrants	Price	(Years)
		$
Outstanding at October 1, 2025	14,102	1.38	0.42
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at March 31, 2026	14,102	1.38	-
Exercisable at March 31, 2026	14,102	1.38	-

NOTE 15 - SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280.

For the six months ended March 31, 2026 and for the year ended September 30, 2025, revenue within PRC contributed over 90% of the Company’s total revenue.

NOTE 16 - INCOME TAX

The Group is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable losses before income taxes and its provision for income taxes comprised of the following:

	For six months ended
	March 31	March 31
	2026	2025
	$	$
Current income tax expenses	748	-
Deferred income tax expenses	-	-
Total income tax expense	748	-

ZK International Group Co., Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $, except for share data or otherwise noted)

	As of
	March 31	September 30
	2026	2025
	$	$
Deferred tax assets:
Allowance of credit loss	885	-
Net operating loss carry-forward	-	-
Less: valuation allowance	(885)	-
Total	-	-

Reconciliation between tax expense/(benefit) and profit before income tax at applicable tax rates:

	For six months ended
	March 31	March 31
	2026	2025
Income before taxes excluded loss entities	(549)	-
PRC statutory tax rate	25%	25%
Expected income tax (benefit)	(137)	-
Tax effect of non-deductible expenses/ other permanent differences	885	-
Income tax expense	748	-

NOTE 17 - COMMITMENT AND CONTINGENCIES

Convertible Debenture Litigation

As discussed in Note 12 – Convertible Notes, the relevant convertible debentures remained outstanding as of March 31, 2026, and certain Holders subsequently initiated legal proceedings against the Company in connection with the convertible debentures. The litigation remains at an early procedural stage and has not progressed to substantive discovery or summary judgment proceedings. The Company is unable to reasonably predict the outcome of the proceedings or estimate the potential loss, if any. Accordingly, no provision for loss has been recognized in the consolidated financial statements as of March 31, 2026. The Company intends to vigorously defend against the claims, will continue to monitor the litigation, and will disclose material developments, as appropriate, in subsequent periodic reports.

NOTE 18 - SUBSEQUENT EVENTS

On May 13, 2026, the Company engaged Li CPA LLC as its independent registered public accounting firm, replacing Fortune CPA, Inc.

On June 1, 2026, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission to register 12,000,000 shares of common stock for issuance under the Company’s 2026 Second Equity Incentive Plan. As of the date of this report, awards covering all 12,000,000 shares available under the plan had been granted.

On July 30, 2026, the Company received 205,512.5 AWA coins from certain Non-U.S. investors as consideration in full settlement of the $20,020,000 digital assets consideration receivable recognized as of March 31, 2026 in connection with the securities purchase agreement dated February 27, 2026. Based on the contractual terms, the number of AWA coins received was determined by dividing the $20,020,000 contractual consideration by the fair value per AWA coin at the settlement date, resulting in the receipt of 205,512.5 AWA coins at an implied value of approximately $97.42 per coin. Upon receipt, the Company is required to account for the AWA tokens in accordance with its digital assets accounting policy. The AWA token is a non-mainstream digital asset that is not listed on any major cryptocurrency exchange, and deposit and withdrawal functions for AWA tokens are frequently suspended. As of the date of issuance of these consolidated financial statements, the Company has not sold, transferred, or otherwise monetized any of the AWA tokens received. The Company is unable to determine at this time whether the fair value of the AWA tokens received equals, exceeds, or is less than the $20,020,000 carrying amount of the consideration receivable that was settled. Any difference between the carrying amount and the fair value of the tokens at receipt will be recognized in earnings in the period in which the fair value determination is finalized.

Except for the matters disclosed above and the reorganization disclosed in Note 1, there were no other subsequent events that occurred subsequent to March 31, 2026 through August 21, 2026 that would require recognition or disclosure in the Company’s consolidated financial statements.